MICHAEL T. RAVE

Attorney at Law

One Jefferson Road

Parsippany, NJ 07054-2891

T: (973) 966 8123 F: (973) 206 6791

mrave@daypitney.com

June 13, 2011

VIA EDGAR AND REGULAR MAIL

Mr. Jonathan E. Gottlieb

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Valley National Bancorp
File No. 001-11277

Dear Mr. Gottlieb:

Reference is made to the comment letter (the “Comment Letter”) from the Securities and Exchange Commission to Valley National Bancorp (“Valley”) dated May 9, 2011 concerning Valley’s Form 10-K for the year ended December 31, 2010 and Schedule 14A filed with the SEC on March 11, 2011.

On behalf of Valley, this letter will confirm that you have agreed to our request to extend the date of Valley’s response to the Comment Letter to Tuesday, June 14, 2011. The reason for the extension is that Valley is having difficulty “EDGARizing” certain files which will be attached to the response letter.

Thank you for your consideration of this matter. Please contact me should you have any questions or concerns.

Very truly yours,

/S/ MICHAEL T. RAVE
Michael T. Rave

MTR/dqm